Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form F-3 and the related prospectus of Brookfield Renewable Partners L.P. (the “Partnership”) and to the incorporation by reference therein of our reports dated February 28, 2020 with respect to the consolidated statements of financial position as at December 31, 2019 and December 31, 2018 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2019, and the effectiveness of internal control over financial reporting of the Partnership as at December 31, 2019, included in the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Licenced Public Accountants

Toronto, Canada

May 4, 2020